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                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, DC  20549

                                    FORM 12b-25

                                                COMMISSION FILE NUMBER 333-08421
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                            NOTIFICATION OF LATE FILING

     (Check One): [ X ] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

For Period Ended:   September 30, 1998
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[  ]  Transition Report on Form 10-K    [  ] Transition Report on Form 10-Q
[  ]  Transition Report on Form 20-F    [  ] Transition Report on Form N-SAR
[  ]  Transition Report on Form 11-K

For the Transition Period Ended:
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     READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR
TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                                       PART I
                               REGISTRANT INFORMATION

Full name of registrant   Goss Graphic Systems, Inc.
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Former name if applicable

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Address of principal executive office (STREET AND NUMBER)

700 Oakmont Lane
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City, state and zip code   Westmont, Illinois  60559-5546
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                                      PART II
                              RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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[ X ]     (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]     (c)  The accountant's statement or other exhibit required by
          Rule 12b-25(c) has been attached if applicable.

                                      PART III
                                     NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant recently has made several changes regarding the personnel responsible for producing its SEC filings and providing some of the information needed as part of its audit. As a consequence, the personnel who now are responsible have needed additional time in order to complete the preparation of the Form 10-K and the audit in an appropriate fashion. The registrant recently issued a press release summarizing its fiscal year results. In that release the registrant reported that its earnings before interest, taxes, depreciation and amortization amounted to $(13.6) million, which included costs of approximately $52.1 million attendant to the registrant's realignment of its U.S. manufacturing operations.

                                      PART IV
                                 OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

  W. Brinkley Dickerson, Jr.                     (404) 885-3822
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     (Name)                                  (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [ X ]  Yes  [   ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [ X ]  Yes  [   ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Part III above.

                            Goss Graphic Systems, Inc.
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                   (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

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Date       December 22, 1998       By   /s/ Joseph P. Gaynor, III
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                                        Joseph P. Gaynor, III
                                        Chief Financial Officer